Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 28, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued its 2008 first quarter report on April 28, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	2008 First Quarter Report, dated April 25, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
April 28, 2008		(Signature)
	Name:	Wan Feng
	Title:	President and Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2008 First Quarter Report

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data contained in the 2008 first quarter report of the Company are unaudited and have been prepared in accordance with Generally Accepted Accounting Principles in the People’s Republic of China (“PRC GAAP”).

1. IMPORTANT NOTICE

1.1 The Company’s Board of Directors, the Supervisory Committee, its directors, supervisors and senior management warrant that there are no false representations, misleading statements or material omissions in this report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2 Of the ten directors of the Company who should have attended the board meeting, nine attended in person. The Chairmen and executive director Mr. Yang Chao, executive director Mr. Wan Feng, nonexecutive directors Mr. Shi Guoqing and Ms. Zhuang Zuojin, independent non-executive directors Mr. Long Yongtu, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Cai Rang and Mr. Ngai Wai Fung attended the meeting. Independent non-executive director Mr. Chau Tak Hay took leave and gave written authorization for independent non-executive director Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting.

1.3 The 2008 first quarter financial report is unaudited.

1.4 Mr. Yang Chao, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of finance affairs, Ms. Shiu Wai Chung, Chief Actuary and Mr. Zhao Lijun, person in charge of the finance department, confirm that the financial statements in the 2008 first quarter report are true and complete.

Commission File Number 001-31914

2. BASIC INFORMATION OF THE COMPANY

2.1 Major accounting data and financial indicators

(Currency: RMB)

	As at 31 March 2008	As at 31 December 2007	Increase/ (decrease) compared to 31 December 2007 (%)
Total assets (million)	897,687	894,604	0.34
Shareholders’ equity (excluding minority interest) (million)	152,136	170,213	-10.62
Net assets per share attributable to shareholders of the Company	5.38	6.02	-10.62

	For the three months ended 31 March 2008		Increase/ (decrease) compared to the same period of 2007 (%)
Net cash flows from operating activities (million)	36,520		92.98
Net cash flows per share from operating activities	1.29		92.98

	The reporting period	For the three months ended 31 March 2008	Increase/ (decrease) compared to the same period of 2007 (%)
Net profit attributable to shareholders of the Company (million)	3,474	3,474	-60.91
Basic earnings per share	0.12	0.12	-60.91
Basic earnings per share after deducting non-recurring items	0.12	0.12	-60.91
Diluted earnings per share	0.12	0.12	-60.91
Return on net assets (%)	2.28	2.28	-56.26
Return on net assets after deducting nonrecurring items (%)	2.29	2.29	-56.21

Commission File Number 001-31914

As at 31 March 2008, investment assets of the Company were RMB 845,438 million. For the three months ended 31 March 2008, the investment yield was 1.09% and the policy surrender ratio was 1.98%. The growth ratio of premiums earned was 39.47%.

RMB million

Non-recurring items	For the three months ended 31 March 2008
Gains/(losses) on disposal of non-current assets	1
Net non-operating income and expenses other than those mentioned above	(6)
Effect of income tax expenses	1
Total	(4)

2.2 Total number of shareholders and top ten holders of listed shares not subject to trading restrictions as at the end of the reporting period

Total number of shareholders at the end of the reporting period	Number of A share holders: 410,395 Number of H share holders: 36,519

Particulars of top ten holders of listed shares not subject to trading restrictions

Name of shareholders (Full Name)	Number of listed shares not subject to trading restrictions as at the end of the reporting period	Type
HKSCC Nominees Limited	6,879,360,888	H shares
Richbo Investment Limited	428,358,620	H shares
State Development and Investment Co., Ltd.	49,800,000	A shares
China National Investment & Guaranty Co., Ltd.	40,000,000	A shares
ICBC – Lion Stock Securities Investment Fund	35,256,746	A shares
Minmetals Investment & Development Co., Ltd.	34,100,000	A shares
China National Light Industrial Products Imp.& Exp. Corp.	30,000,000	A shares
CSIC Financial Co., Ltd.	30,000,000	A shares
China Everbright Bank Co. Ltd. – Everbright Pramerica Qualification Core Securities Investment Fund	27,593,345	A shares
PICC Property and Casualty Company Limited – Traditional – Ordinary Insurance Products – 008C – CT001Shanghai	27,016,194	A shares

Commission File Number 001-31914

3. SIGNIFICANT EVENTS

3.1 Particulars of, and reasons for, material changes in major accounting items and financial indicators of the Company

✓  Applicable        ☐  Not applicable

(1) Changes and reasons for the changes of key financial indicators

RMB million (Unless otherwise stated)

Key Financial Indicator	For the three months ended 31 March 2008	For the three months ended 31 March 2007	Increase/ (decrease) (%)	Main reasons
Operating Profit	3,623	9,910	-63.44	Significant decrease of investment income, and especially the significant changes in calculating fair value through income, resulting from the continued downturn of the capital markets

Net profit before income tax	3,618	9,895	-63.44	Significant decrease of investment income, and especially the significant changes in calculating fair value through income, resulting from the continued downturn of the capital markets

Net Profit	3,524	8,939	-60.58	Significant decrease of investment income, and especially the significant changes in calculating fair value through income, resulting from the continued downturn of the capital markets

Commission File Number 001-31914

(2) Particulars of, and reasons for, material changes in major accounting items

RMB million (Unless otherwise stated)

Key Financial Indicator	As at 31 March 2008	As at 31 March 2007	Increase/ (decrease) (%)	Main reasons
Cash and cash equivalents	36,094	25,317	42.57	Increase of insurance business and reserves for maturity benefit payout of some products

Securities purchased under agreements to resell	3,239	5,053	-35.90	Decrease in maturing of business for securities purchased under agreements to resell

Premiums receivables	9,938	6,218	59.83	Increase of insurance business

Receivable from reinsurers	223	72	209.72	Increase of unsettled accounts for reinsurance business

Other receivables	3,884	1,748	122.20	Increase of investment receivables etc.

Other assets	1,571	784	100.38	Development of our business

Claims payable	6,922	4,059	70.53	Cycle of insurance business, accumulation of liabilities under insurance policies and maturity benefit payouts of some products

Commission File Number 001-31914

RMB million (Unless otherwise stated)

Key Financial Indicator	For the three months ended 31 March 2008	For the three months ended 31 March 2007	Increase/ (decrease) (%)	Main reasons
Earned premiums	101,610	72,856	39.47	Increase of insurance business

Premiums income	102,154	73,861	38.31	Strengthened business promotion, popular new products and increasing insurance demands of the market

Gains/(losses) from changes in fair value	-5,515	3,906	-241.19	Downturn of the capital markets

Foreign exchange losses	536	148	262.16	Continuing appreciation of RMB

Surrenders	14,061	10,460	34.43	Increase of the surrender value for some group insurance business due to the impact of the corporate annuity policy

Provision for insurance reserve	43,865	19,800	121.54	Increase of insurance business

Policyholder dividends	881	7,085	-87.57	Decrease in investment income of the participating insurance business resulting from the downturn of the capital markets

Income tax expenses	94	956	-90.17	The decrease in taxable income and the decrease in the statutory income tax rate, as well as the impact of deferred tax

3.2 Explanation and analysis of significant events and their impacts and solutions

☐  Applicable        ✓  Not applicable

Commission File Number 001-31914

3.3 Implementation of undertakings by the Company, its shareholders and effective controller

✓  Applicable        ☐  Not applicable

1. During the Company’s A shares Initial Public Offering, China Life Insurance (Group) Company, the controlling shareholder of the Company, had undertaken that it would not, within 36 months from the listing of the Company’s A shares, transfer or authorize others to manage any shares of the Company that are directly or indirectly owned by it, nor would it allow the Company to acquire such shares. Up to the end of this reporting period, China Life Insurance (Group) Company has strictly observed its undertaking and has not breached the above undertaking.

2. As at 30 November 2006, of the land use rights titles injected into the Company at the time of China Life Insurance (Group) Company’s restructuring and establishment of the Company, formalities for change of titles have not been completed for the land use rights in respect of 4 pieces of land with a total area of 10,421.12 square meters. Of the properties that were injected into the Company, formalities for change of title have not been completed for 6 properties with a gross floor area of 8,639.76 square meters. China Life Insurance (Group) Company undertook that it would, within one year from the date of listing of the Company’s A shares, assist the Company in completing the formalities for change of titles in respect of the 4 pieces of land and 6 properties mentioned above, failing which it will bear any loss that may be suffered by the Company as a result of such defective titles. China Life Insurance (Group) Company has strictly observed its undertaking. As at the end the reporting period, all changes of titles had been completed except for 2 properties and related lands of the Shenzhen Branch of the Company. The Shenzhen Branch of the Company continues to use the above properties and related lands and no other parties have made any challenges or presented obstacles for the use of the properties and related lands.

3. China Life-CMG Life Assurance Company Ltd., a subsidiary of China Life Insurance (Group) Company, is a joint venture company established on 4 July 2000 and owned as to 51% by China Life Insurance (Group) Company and as to 49% by CMG Group of Australia. The scope of operation of China Life-CMG Life Assurance Company Ltd. is to conduct the following businesses (excluding statutory insurance business) within the administrative district of Shanghai municipality and in the provinces, autonomous regions and municipalities directly under the Central Government where it has established branches: (1) insurance business such as life insurance, health insurance and accident and casualty insurance; (2) re-insurance of the above insurance businesses. China Life Insurance (Group) Company has agreed that it would, within three years of the listing of the Company on The Stock Exchange of Hong Kong Limited, dispose all of its interests in this joint venture to any third party or otherwise eliminate any competition between China Life-CMG Life Assurance Company Ltd. and the Company. As at the end of this reporting period, China Life Insurance (Group) Company was working towards the transfer of is interest in China Life-CMG Life Assurance Company Ltd. The Company will make timely disclosure according to the relevant listing rule requirements of the place where the Company is listed.

Commission File Number 001-31914

3.4 Warnings and explanation for any significant changes in profit or cumulative loss from the beginning of the year to the end of the next reporting period or as compared to the same period of 2007

☐  Applicable        ✓  Not applicable

3.5 Securities Investment

✓  Applicable        ☐  Not applicable

No.	Stock code	Abbreviation	Number of shares as at 31 March 2008	Initial investment cost (RMB million)	Book value as at 31 March 2008 (RMB million)	Book value as at 31 December 2007 (RMB million)	Financial items
1	600030	CITIC Securities	4,757,053	63	250	425	Held-for-trading financial assets
			393,266,533	6,430	20,646	35,107	Available-for-sale financial assets

2	600016	China Min Sheng Banking Corporation	179,612,740	748	1,924	2,662	Held-for-trading financial assets
			714,000,000	5,448	7,647	10,581	Available-for-sale financial assets

3	601398	Industrial and Commercial Bank of China	829,757,074	2,889	5,086	5,971	Available-for-sale financial assets
	H1398		651,465,000	1,892	3,181	3,416	Available-for-sale financial assets

4	601939	China Construction Bank	464,354,850	3,022	3,162	4,537	Available-for-sale financial assets
	H0939		408,495,000	908	2,138	2,528	Available-for-sale financial assets

5	V	VISA	6,000,000	1,851	2,624	—	Available-for-sale financial assets

6	601088	China Shenhua	64,576,075	2,424	2,583	5,404	Available-for-sale financial assets

7	601006	Daqin Railway	127,532,323	836	2,206	3,301	Available-for-sale financial assets

8	240003	Baokang Debt Fund	1,753,658,555	2,214	2,009	2,755	Held-for-trading financial assets

9	601988	Bank of China	129,742,900	436	650	886	Available-for-sale financial assets
	H3988		394,210,000	1,100	1,179	1,395	Available-for-sale financial assets

10	601919	COSCO	61,431,378	1,734	1,635	2,815	Available-for-sale financial assets

Total			—	31,995	56,920	81,783	—

Commission File Number 001-31914

Note: The securities investment in above table includes stocks, warrants, convertible debts of other listed companies and the open/closed funds held by the Company, which are calculated as held-for-trading and available-for-sale financial assets.

This announcement is published in both Chinese and English languages. The Chinese version shall prevail.

By Order of the Board of China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 25 April 2008

Commission File Number 001-31914

4. APPENDIX

4.1 Balance sheet as at 31 March 2008 (unaudited)

RMB million (Unless otherwise stated)

	As at 31 March 2008 Group	As at 31 March 2007 Group	As at 31 March 2008 Company	As at 31 March 2007 Company
ASSETS
Cash and cash equivalents	36,094	25,317	35,902	24,808
Held-for-trading financial assets	28,076	25,110	27,576	24,844
Securities purchased under agreements to resell	3,239	5,053	3,239	4,673
Interest receivables	11,056	9,832	11,045	9,822
Premiums receivables	9,938	6,218	9,938	6,218
Receivable from reinsurers	223	72	223	72
Unearned premium reserves receivable from reinsurers	42	474	42	474
Claim reserves receivable from reinsurers	15	167	15	167
Reserves for long-term health insurance receivables from reinsurers	660	658	660	658
Policy loans	6,415	5,944	6,415	5,944
Debt plan investments	1,200	1,200	1,200	1,200
Other receivables	3,884	1,748	3,724	1,717
Term deposits	177,712	168,594	177,712	168,594
Available-for-sale financial assets	389,145	417,513	387,942	416,679
Held-to-maturity investments	197,784	195,703	197,784	195,703
Long-term equity investments	6,809	6,452	7,739	7,382
Statutory deposits	5,773	5,773	5,653	5,653
Fixed assets	15,390	15,332	15,051	14,988
Intangible assets	2,661	2,660	2,652	2,653
Other assets	1571	784	1565	784

Total Assets	897,687	894,604	896,077	893,033

Yang Chao	Liu Jiade	Zhao Lijun	Li Mingguang
Legal Representative	Person in charge of accounting affairs	Person in charge of the finance department	Person in charge of actuarial affairs

Commission File Number 001-31914

4.1 Balance sheet as at 31 March 2008 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at 31 March 2008 Group	As at 31 March 2007 Group	As at 31 March 2008 Company	As at 31 March 2007 Company
LIABILITIES AND EQUITY
Liabilities
Assets sold under agreements to repurchase	50	100	–	100
Premiums received in advance	2,635	2,201	2,635	2,201
Brokerage and commission payable	1,580	1,134	1,577	1,131
Due to reinsurers	41	12	41	12
Salary and welfare payable	2,836	3,263	2,755	3,145
Taxes payable	9,689	9,051	9,622	8,990
Claims payable	6,922	4,059	6,922	4,059
Policyholder dividends payable	46,917	64,473	46,917	64,473
Other payables	2,694	3,173	2,640	3,145
Policyholder deposits and insurance agency liabilities	1,651	1,944	1,651	1,944
Unearned premium reserves	6,716	6,119	6,716	6,119
Claim reserves	2,390	2,391	2,390	2,391
Reserves for life insurance	652,469	607,363	652,469	607,363
Reserves for long-term health insurance	4,701	4,028	4,701	4,028
Deferred tax liabilities	2,748	13,024	2,718	12,981
Other liabilities	606	1,180	606	1,180

Total liabilities	744,645	723,515	744,360	723,262

Shareholders’ equity
Share capital	28,265	28,265	28,265	28,265
Capital reserves	75,818	97,369	75,843	97,297
Surplus reserves	6,488	6,488	6,440	6,440
General risk reserves	2,792	2,792	2,792	2,792
Retained earnings	38,773	35,299	38,377	34,977

Total equity attributable to shareholders	152,136	170,213	151,717	169,771

Minority interests	906	876	–	–

Total shareholders’ equity	153,042	171,089	151,717	169,771

Total liabilities and shareholders’ equity	897,687	894,604	896,077	893,033

Yang Chao	Liu Jiade	Zhao Lijun	Li Mingguang
Legal Representative	Person in charge of accounting affairs	Person in charge of the finance department	Person in charge of actuarial affairs

Commission File Number 001-31914

4.2 Income statement for the three months ended 31 March 2008 (unaudited)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2008	2007	2008	2007
	Group	Group	Company	Company
1. Operating income	111,073	93,832	110,941	93,724
Earned premiums	101,610	72,856	101,610	72,856
Premiums income	102,154	73,861	102,154	73,861
Including: reinsurance premium income	–	–	–	–
Less: premium ceded to reinsurers	485	(210)	485	(210)
Provision for unearned premium reserves	(1,029)	(795)	(1,029)	(795)
Investment income	15,099	16,760	14,983	16,686
Including: income from associates	353	–	353	–
Gains/(losses) from changes in fair value	(5,515)	3,906	(5,493)	3,899
Foreign exchange losses	(536)	(148)	(534)	(148)
Other operating income	415	458	375	431
2. Operating expenses	(107,450)	(83,922)	(107,476)	(83,966)
Surrenders	(14,061)	(10,460)	(14,061)	(10,460)
Claims paid	(35,920)	(38,553)	(35,920)	(38,553)
Less: claims recoverable from reinsurers	6	128	6	128
Provision for insurance reserve	(43,865)	(19,800)	(43,865)	(19,800)
Less: insurance reserves recoverable from reinsurers	(151)	(7)	(151)	(7)
Policyholder dividends	(881)	(7,085)	(881)	(7,085)
Reinsurance expenses	–	–	–	–
Business tax and surcharges	(452)	(608)	(439)	(601)
Brokerage and commission fees	(5,745)	(4,520)	(5,745)	(4,520)
Administrative expenses	(3,751)	(2,951)	(3,681)	(2,914)
Less: Expenses recoverable from reinsurers	(142)	71	(142)	71
Other operating expenses	(187)	(137)	(296)	(225)
Impairment losses	(2,301)	–	(2,301)	–
3. Operating profit	3,623	9,910	3,465	9,758
Add: Non-operating income	4	5	4	5
Less: Non-operating expenses	(9)	(20)	(9)	(20)
4. Net profit before income tax expenses	3,618	9,895	3,460	9,743
Less: Income tax expenses	(94)	(956)	(60)	(934)
5. Net profit	3,524	8,939	3,400	8,809
6. Attributable to:
– shareholders of the Company	3,474	8,887
– minority interests	50	52
7. Earnings per share
Basic earnings per share	RMB 0.12	RMB 0.31

Diluted earnings per share	RMB 0.12	RMB 0.31

Commission File Number 001-31914

Yang Chao	Liu Jiade	Zhao Lijun	Li Mingguang
Legal Representative	Person in charge of accounting affairs	Person in charge of the finance department	Person in charge of actuarial affairs

4.3 Cash flow statement for the three months ended 31 March 2008 (unaudited)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2008 Group	2007 Group	2008 Company	2007 Company
1. Cash flows from operating activities
Premium received	98,903	71,033	98,903	71,033
Net cash from reinsurance business	18	—	18	—
Net cash from held-for-trading financial assets	—	5,271	—	5,497
Cash received from other operating activities	702	322	691	271

Sub-total of cash inflows from operating activities	99,623	76,626	99,612	76,801
Cash paid for claims	(47,118)	(47,021)	(47,118)	(47,021)
Net cash paid for reinsurance business	—	(18)	—	(18)
Net decrease in policyholder investments	(266)	(8)	(266)	(8)
Cash paid for brokerage and commission fees	(5,299)	(4,353)	(5,299)	(4,353)
Cash paid for policyholder dividends	(3,711)	(1,608)	(3,711)	(1,608)
Net cash paid for held-for-trading financial assets	(2,460)	—	(2,253)	—
Cash paid to and for employees	(1,874)	(1,600)	(1,815)	(1,586)
Cash paid for taxes and surcharges	(974)	(1,320)	(929)	(1,310)
Cash paid for other operating activities	(1,401)	(1,774)	(1,398)	(1,803)

Sub-total of cash outflows from operating activities	(63,103)	(57,702)	(62,789)	(57,707)

Net cash flows from operating activities	36,520	18,924	36,823	19,094

Yang Chao	Liu Jiade	Zhao Lijun	Li Mingguang
Legal Representative	Person in charge of accounting affairs	Person in charge of the finance department	Person in charge of actuarial affairs

Commission File Number 001-31914

4.3 Cash flow statement for the three months ended 31 March 2008 (unaudited)(continued)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2008 Group	2007 Group	2008 Company	2007 Company
2. Cash flows from investing activities
Cash received from sales and redemption of investments	21,048	22,802	20,790	22,667
Cash received from investment income	4,878	9,753	4,845	9,629
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	39	20	39	18
Net cash from securities purchased under agreements to resell	1,656	—	1,453	—

Sub-total of cash inflows from investing activities	27,621	32,575	27,127	32,314

Cash paid for acquisition of investments	(52,425)	(52,736)	(51,872)	(52,411)
Net increase in policy loans	(414)	(415)	(414)	(415)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(211)	(833)	(209)	(806)
Net cash paid for securities purchased under agreements to resell	—	(6,328)	—	(6,327)

Sub-total of cash outflows from investing activities	(53,050)	(60,312)	(52,495)	(59,959)

Net cash flows from investing activities	(25,429)	(27,737)	(25,368)	(27,645)

3. Cash flows from financing activities
Cash received from capital contributions	—	—	—	—

Sub-total of cash inflows from financing activities	—	—	—	—

Net proceeds from investment in securities sold under agreements to repurchase	(212)	(8,257)	(262)	(8,126)

Cash paid for dividends and interest	—	—	—	—

Sub-total of cash outflows from financing activities	(212)	(8,257)	(262)	(8,126)

Net cash flows from financing activities	(212)	(8,257)	(262)	(8,126)

4. Effect of changes in foreign exchange rate on cash and cash equivalents	(102)	(76)	(99)	(76)

5. Net increase/(decrease) in cash and cash equivalents	10,777	(17,146)	11,094	(16,753)

Add: Opening balance of cash and cash equivalents	25,317	50,213	24,808	49,735

6. Closing balance of cash and cash equivalents	36,094	33,067	35,902	32,982

Yang Chao	Liu Jiade	Zhao Lijun	Li Mingguang
Legal Representative	Person in charge of accounting affairs	Person in charge of the finance department	Person in charge of actuarial affairs